Exhibit (a)(20)

June 4, 2013

Dear [Director Option and RSU holder]:

As you know, Telular Corporation (“Telular”) has agreed to be acquired by ACP Tower Holdings, LLC by means of merger of ACP Tower Merger Sub, Inc. with and into Telular (the “Merger”) in accordance with a merger agreement signed on April 29, 2013 and filed as an attachment to Telular’s Form 8-K filed on May 1, 2013 (the “Merger Agreement”).  The Merger is expected to take place on or about _____________.  Telular is providing you with this description of certain consequences of the Merger to you, as a holder of options to acquire shares of Telular’s common stock (each, an “Option”) and an award of restricted stock units in respect of Telular’s common stock (each, an “RSU”).  Each outstanding Option has an exercise price that is less than the Offer Price (as defined in the Merger Agreement) of $12.61.

Treatment of Your Options.  In connection with the Merger, each of your outstanding Options, whether or not vested, will be cancelled, and the underlying Option agreement(s) will be terminated effective as of (and contingent upon the occurrence of) the Merger.  In consideration for the cancellation of your Options and termination of the underlying Option agreement(s), you will have the right to receive a cash payment of the In-the-Money Company Stock Option Merger Consideration (as defined in Section 3.05 of the Merger Agreement) applicable to you, which amount is equal to the product of (a) the number of shares of Telular common stock subject to your outstanding Options, whether or not vested, and (b) the excess of $12.61 over the applicable exercise price of each Option, reduced by any applicable tax withholding, as set forth on the schedule attached to this letter.

Treatment of Your RSUs.  In connection with the Merger, each of your outstanding RSUs, whether or not vested, will be cancelled, and the underlying RSU agreement(s) will be terminated effective as of (and contingent upon the occurrence of) the Merger.  In consideration for the cancellation of your RSUs and termination of the underlying RSU agreement(s), you will have the right to receive a cash payment of the Company RSU Merger Consideration (as defined in Section 3.05 of the Merger Agreement) applicable to you, which amount is equal to the product of (a) the number of shares of Telular common stock subject to your outstanding RSUs, whether or not vested, including any applicable dividend equivalent units, and (b) $12.61, reduced by any applicable tax withholding, as set forth on the schedule attached to this letter.

To acknowledge and confirm your right to receive payment for your Options and RSUs in the Merger, in consideration for the cancellation of your Options and RSUs and the underlying agreements, please execute this letter below and return it to __________ at Telular.

Any amounts payable to you as described above will be paid to you within 3 business days following the consummation of the Merger, through Telular’s normal procedures for paying compensation to directors.  For the avoidance of doubt, this right to receive payment represents full payment for, and satisfaction of, all of your rights under Telular’s equity plans (including the underlying Option and RSU agreement(s)).

Until the Merger, your Option and RSU agreements will remain in full force and effect in accordance with its terms, including the terms relating to expiration of the Options and forfeiture of RSUs, as applicable, following termination of employment.

If the Merger does not occur, you will not receive the payment described above and your Options and RSUs will continue to vest and become exercisable, if applicable, in accordance with the terms of your respective Option and RSU agreements as currently in effect.

You should consult with your legal, tax and accounting advisors regarding the federal, state and local income tax consequences of the transactions described in this letter to you, if any.
By signing below, you acknowledge and agree to the cancellation of your Options and RSUs and the related Option and RSU agreements effective as of, and contingent upon the occurrence of, the Merger in accordance with the terms of the Merger Agreement and set forth in this letter.

If you have any questions concerning the above matters, or if you would like more information regarding the merger, please do not hesitate to contact _____________ at (___) ________.

Sincerely,

Telular Corporation

Acknowledged and Agreed to
By:

_____________________________                                                                  Date:_________________________
[Director Option and RSU holder]

Schedule

In-the-Money Stock Option Merger Consideration

Grant Date	Number of Shares subject to the Option	Exercise Price	Per Share “In- the-Money Stock Option Merger Consideration” (Exercise Price - $12.61)	Aggregate In-the- Money Stock Option Merger Consideration

Total* In-the-Money Stock Option Merger Consideration: $______________

Company RSU Merger Consideration

Grant Year	Number of Shares subject to the RSU (including dividend equivalent units)	Aggregate Company RSU Merger Consideration

Total* Company RSU Merger Consideration: $___________

* The amounts set forth in the table above and the “total” are subject to reduction by any applicable tax withholding.